Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Announce Agreement to Modify Incentive Distribution Rights

MONACO — November 16, 2018 — GasLog Ltd. (“GasLog” or “the General Partner”) (NYSE:GLOG) and GasLog Partners LP (“GasLog Partners” or “the Partnership”) (NYSE:GLOP) today announce an agreement to modify the partnership agreement with respect to the General Partner’s incentive distribution rights (“IDR”). The modification will have the effect of reducing the General Partner’s IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. GasLog has further agreed to waive IDR payments resulting from any asset or business acquired by GasLog Partners from a third party. In exchange for these modifications, the Partnership will pay $25.0 million to GasLog which will be sourced from available cash.

The Board of Directors of GasLog, the Board of Directors of GasLog Partners (the “Board”) and the Conflicts Committee of the Board have each approved the exchange of the IDRs and the modification of the partnership agreement described above, subject to execution of definitive documentation. Evercore advised the Conflicts Committee of the Board.

The highlights of the transaction are:

•                  Proactive reduction of expected future IDR payments to support GasLog Partners’ continued growth;

•                  Accretive to the Partnership’s estimated distributable cash flow per LP unit in 2019 and beyond;

•                  Reduction in cost of capital for future acquisitions from the General Partner;

•                  Meaningfully enhances competitiveness when pursuing acquisitions from third parties;

•                  No incremental common units or new debt to be issued by the Partnership in connection with the IDR modifications; and

•                  Reiteration of GasLog Partners’ distribution growth guidance of 5 to 7% in 2018 and 2% to 4% in 2019.

Paul Wogan, Chief Executive Officer of GasLog, stated, “Since its inception in 2014, GasLog Partners has recycled over $700 million in equity to GasLog, supporting our growth initiatives. As the Partnership’s largest LP unitholder, we are pleased to announce the IDR modifications, positioning GasLog Partners for continued success and enabling the wider GasLog group to continue executing on its strategy. GasLog believes the elimination of the 48% IDR tier and waiver of IDRs from third party acquisitions constitute a meaningful first step and, over time, we expect to consider further IDR modifications in support of the Partnership’s future growth.”

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “As we are addressing our future IDR payments prior to entering the highest tier, we are undertaking these modifications from a position of strength, underscoring the commitment of GasLog to the Partnership.  The transaction is expected to be accretive to GasLog Partners’ distributable cash flow per LP unit, and accordingly we reiterate our distribution growth guidance of 5% to 7% for 2018 and 2% to 4% for 2019.  Today’s IDR modifications reduce our expected cost of equity capital, facilitating dropdown acquisitions from GasLog and enabling the Partnership to compete more effectively for third-party acquisitions.”

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 32 LNG carriers (including 25 ships on the water and seven on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 14 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 14 LNG carriers with an average carrying capacity of approximately 157,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and GasLog Partners expect, project, believe or anticipate will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                 general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                 fluctuations in spot and long-term charter hire rates and vessel values;

•                 changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                 number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                 planned capital expenditures and availability of capital resources to fund capital expenditures;

•                 our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                 our ability to maintain long term relationships and enter into time charters with new and existing customers;

•                 increased exposure to the spot market and fluctuations in spot charter rates;

•                 fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                 changes in the ownership of our charterers;

•                 our customers’ performance of their obligations under our time charters and other contracts;

•                 our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                 our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                 future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                 the time it may take to construct and deliver newbuildings and the useful lives of our ships;

•                 fluctuations in currencies and interest rates;

•                 the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                 risks inherent in ship operation, including the discharge of pollutants;

•                 our ability to retain key employees and the availability of skilled labour, ship crews and management;

•                 potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                 potential liability from future litigation;

•                 any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                 other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on February 28, 2018 and GasLog Partners’ Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

GasLog and GasLog Partners undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.